Rec'd 9/20/06

06050893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 48719 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evelyn Lee (415) 597-2375
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

10/5

# OATH OR AFFIRMATION

I, Francis Sean Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Francis S. Ryan
Signature

Chief Financial Officer
Title

S Murphy February 21, 2006
Notary Public San Francisco CALIFORNIA

S. MURPHY
Commission # 1415883
Notary Public - California
San Francisco County
My Comm. Expires May 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

## Report of Independent Auditors

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

## Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
## Statement of Financial Condition
December 31, 2005
(dollars in thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 14,408 |
| Deposit with clearing organization (Note 6) | | 2,087 |
| Commissions receivable | | 2,231 |
| Prepaid expenses and other assets | | 541 |
| Equipment, at cost, less accumulated depreciation of $41 (Note 4) | | 37 |
| Deferred tax asset, net (Note 5) | | 392 |
| Total assets | $ | 19,696 |
| **Liabilities and shareholder's equity** | | |
| Liabilities | | |
| Transaction processing fees payable | $ | 1,254 |
| Accounts payable and accrued liabilities | | 13 |
| Payable to affiliates | | 131 |
| Income tax payable | | 1,898 |
| Total liabilities | | 3,296 |
| Shareholder's equity | | |
| Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding | | - |
| Additional paid-in capital | | 1,593 |
| Retained earnings | | 14,807 |
| Total shareholder's equity | | 16,400 |
| Total liabilities and shareholder's equity | $ | 19,696 |

See accompanying notes to the financial statements.

## 1. Organization

Barclays Global Investors Services (the "Company") is incorporated in the State of California. The Company is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), and an indirect subsidiary of Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a company incorporated in the United Kingdom, which is a direct subsidiary of Barclays Bank PLC ("BBPLC").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and the California Department of Corporations and is a member of the National Association of Securities Dealers, Inc. ("NASD"). It carries out marketing activities including certain activities associated with '40 Act Funds and other SEC registered securities and, since March 2000, acts as broker on an agency basis in buying and selling securities.

## 2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingent liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

### Revenue Recognition

The Company earns agency commissions for acting as a broker-dealer in buying and selling securities for its customers. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks.

### Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the asset of 3 years. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

### Income Taxes

The Company's results of operations are included in the consolidated federal income tax return filed by the US affiliates of BGIUKHL, and in the combined unitary California franchise tax return of the US affiliates of BBPLC. Income tax expense is calculated in accordance with Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured at the existing tax rate applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

## 3. Related Party Transactions

The Company has entered into a service agreement with BGI whereby BGI provides certain management and administrative services for the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees paid to BGI during 2005 were $2.7 million. Intercompany balances are settled on a monthly basis.

During 2005, a $5 million cash dividend was declared and paid to BGI by the Company.

## 4. Equipment

At December 31, 2005, equipment consisted of:

*(dollars in thousands)*

| | | |
|---|---|---|
| Computer equipment | $ | 78 |
| Less: accumulated depreciation | | (41) |
| | $ | 37 |

Depreciation totaled $25,501 for the year ended December 31, 2005.

## 5. Income Taxes

The current and deferred components of the tax provision included in the statement of operations for the year ended December 31, 2005 are as follows:

*(dollars in thousands)*

| | | |
|---|---|---|
| U.S. Federal | | |
| Current | $ | 4,159 |
| Deferred | | (3) |
| | | 4,156 |
| State and local | | |
| Current | | 587 |
| Deferred | | (2) |
| | | 585 |
| | $ | 4,741 |

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 are presented below:

*(dollars in thousands)*

| | | |
|---|---|---|
| Excess tax basis | | |
| Federal benefit of current state tax | $ | 386 |
| Other | | 6 |
| Total gross deferred tax assets | | 392 |
| Less: valuation allowance | | - |
| | | 392 |
| Deferred tax liabilities | | |
| Total gross deferred liabilities | | - |
| Net deferred tax assets | $ | 392 |

The Company does not believe a valuation allowance is necessary to reduce the deferred tax asset as it expects to realize the deferred tax asset through sufficient taxable income.

The provision for income taxes resulted in an effective tax rate of 38.07% for 2005, which differed from the federal statutory tax rate of 35%. The effective tax rate was higher than the federal statutory rate of 35% primarily due to the additional provision for state income taxes.

The Company's federal and state income tax returns are consolidated with Barclays California Corporation and all of its directly owned subsidiaries and qualifying affiliates. The Company has entered into a written agreement with Barclays California Corporation providing for the allocation and payment of income tax on the basis that it files separate federal and state income tax returns. The Company will be paid for the tax benefit on its losses to the extent it could have obtained a benefit against its separate return taxable income or tax. These payments and refunds are to be settled with the Company's parent corporation BGI, which is a directly owned subsidiary of Barclays California Corporation. At December 31, 2005, the Company had a tax payable balance due to BGI of $1.9 million.

## 6. Cash on Deposit with Clearing Organization

The Company clears certain securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement, the Company is required to maintain with the broker a security deposit in the amount of $2 million in cash. The Company has recorded $87,000 in accrued interest on this cash deposit.

## 7. Commitments and Risks

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing

market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. The Company recorded no liability under the indemnification at December 31, 2005. In addition, all unsettled trades at December 31, 2005 have settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $15.1 million, which was $14.9 million in excess of its required net capital of $220,000. The Company's net capital ratio was 0.22 to 1.